Exhibit 99.1

   Explanation of Responses:

   (1) On June 30, 2004, Healthaxis Inc. (the "Company") modified the terms of its Series A Preferred Stock. Pursuant to the modification, LB I Group Inc. ("LB I Group") holds (i) 1,490,401 shares of Series A Preferred Stock (the "Series A Shares") convertible into 1,490,401 shares of common stock, $0.10 par value, of the Company (the "Common Shares"),
         (ii) warrants exercisable for 7,374 Common Shares (the "1999 Warrants") and (iii) warrants exercisable for an additional 387,117 Common Shares (the "2004 Warrants"). However, the Series A Shares and the 2004 Warrants are subject to an issuance limitation prohibiting LB I Group from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by LB I Group and its affiliates of more than 4.99% of the Common Shares then issued and outstanding (the "Blocker"). Thus, for the purposes of Reg.
         Section 240.13d-3, the Reporting Person is deemed to beneficially own 145,392 Common Shares, or 4.99% of the Common Shares deemed issued and outstanding, as of June 30, 2004.